================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SHOP AT HOME, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0025 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   825066 30 1
                                   ------------
                                 (CUSIP Number)

                             THOMAS D. SHERMAN, ESQ.
                           1230 PEACHTREE STREET, N.E.
                            SUITE 3100, PROMENADE II
                             ATLANTA, GA 30309-3592
                                 (404) 815-3728
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 MARCH 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LEGACY MEDIA PARTNERS, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,896,145
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     933,187
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,896,145
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,829,332
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LEGACY ASSET MANAGEMENT, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
          N/A                                                       (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,896,145
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,302,997
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,896,145
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               369,810
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,199,142
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IA
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LEGACY INVESTMENT GROUP, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
          N/A                                                       (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,896,145
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,302,997
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,896,145
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               369,810
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,199,142
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MICHAEL D. EASTERLY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
          N/A                                                       (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,896,145
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,302,997
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,896,145
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               369,810
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,199,142
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JOHN R. JORDAN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     216,600
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   216,600
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          216,600
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. CHARLES WARNER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     371,000
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   329,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               42,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          371,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 825066 30 1                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GLENN M. AND RONDA J. CAUDILL
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     387,587
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               387,587
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          387,587
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the common stock (the "Common Stock") of Shop at Home, Inc., a Tennessee corporation (the "Issuer") whose principal executive offices are located at 5388 Hickory Hollow Parkway, Nashville, Tennessee 37230-5249.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed jointly by (i) Legacy Media Partners, LLC, a Georgia limited liability company primarily engaged in the purchase and sale of securities for its own account ("LMP"); (ii) Legacy Asset Management, Inc., a Georgia corporation registered as an investment advisor under the laws of the State of Georgia, and a member and the sole manager of LMP ("LAM"); (iii) Legacy Investment Group, Inc., a Georgia corporation which is the holding company parent of LAM and certain other financial services companies ("LIG"); (iv) Michael D. Easterly, an individual resident of Georgia and United States citizen and a director and the controlling shareholder of LIG (LMP, LAM, LIG and Michael Easterly are collectively referred to herein as the "Legacy Reporting Persons");
(v) W. Charles Warner, an individual resident of Tennessee; (vi) John R. Jordan, an individual resident of Alabama; and (vii) Glenn M. and Ronda J. Caudill, a married couple residing in Utah (Messrs. Warner and Jordan and the Caudills collectively referred to herein as the "Proxy Grantors") (the Legacy Reporting Persons and the Proxy Grantors collectively referred to herein as the "Reporting Persons").

         None of the Reporting Persons has been convicted in a criminal proceeding during the last five years nor have any of the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Legacy Reporting Persons is 3384 Peachtree Road, N.E., Suite 300, Atlanta, Georgia 30326.

         For information required by instruction C to Schedule 13D with respect to each of the executive officers and directors of LAM and LIG (collectively, the "Covered Persons") and each of the Proxy Grantors, reference is made to Schedule A annexed hereto and incorporated herein by reference.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the total number of shares of Common Stock to which this Schedule 13D relates, 1,896,145 shares (the "LMP Owned Shares") are directly owned by LMP and were acquired by LMP from funds acquired from its members in the form of capital contributions. In addition, LMP may be deemed to be the beneficial owner of an aggregate of 933,187 shares of Common Stock directly owned by the Proxy Grantors (the "LMP Proxy Shares") and as to which the Proxy Grantors have executed revocable proxies appointing LMP as proxy and attorney-in-fact to vote such shares at any meeting of the shareholders of the Issuer occurring prior to the first anniversary of the date such proxy was granted. The LMP Owned Shares and the LMP Proxy Shares are collectively referred to herein as the "LMP Shares."

         Of the total number of shares of Common Stock to which this Schedule 13D relates, 369,810 shares (the "LAM Shares") are directly owned by clients of LAM for whom LAM acts as an investment advisor. The LAM Shares were acquired from the funds of such clients, with respect to which LAM has investment authority. LAM has shared voting power with respect to the LAM Shares. The clients of LAM directly owning the LAM Shares have the right to receive, or to direct the receipt of, dividends from or the proceeds from the sale of, the LAM Shares. Of the 369,810 shares of Common Stock constituting the LAM Shares, 54,500 shares are directly owned by Michael Easterly (the "Easterly Shares"), and 25,700 shares are directly owned by LIG (the "LIG Shares"). The Easterly Shares were acquired with the personal funds of Mr. Easterly. The LIG Shares were acquired with working capital funds of LIG.

         The shares of Common Stock beneficially owned by each of the Covered Persons and each of the Proxy Grantors (as described under Item 5) were acquired with the personal funds of such person.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates based on each of the Reporting Person's belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their beneficial ownership of the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting Persons intend to review continuously their options with respect to their investments in the Common Stock and to take such action from time to time with respect to their investments in the Common Stock as they may deem appropriate. The Reporting Persons may meet or consult with the management, the Board of Directors, or individual directors of the Issuer to discuss the Issuer's assets, corporate structure, dividend policies, capital operations and personnel, and/or potential extraordinary transactions such as a merger, reorganization or liquidation of the Issuer or any of its assets or subsidiaries, and contacting other shareholders of the Issuer to discuss corporate strategy or any of the foregoing matters.

         LMP has solicited and received from the Proxy Grantors revocable proxies pursuant to which LMP may vote an aggregate of 933,187 shares of Common Stock held by the Proxy Grantors at any meeting of the shareholders of the Issuer. Each such proxy is revocable by the grantor at any time and will expire, if not earlier revoked, on the first anniversary of the date on which the proxy was given. Legacy may solicit additional revocable proxies from other significant shareholders of the Issuer. The proxy solicitations referred to in this paragraph are being made pursuant to Rule 14a-2(b)(2) of the Securities Exchange Act, which allows a party to solicit proxies from not more than ten persons without being subject to certain other Exchange Act Rules regarding the content of proxy materials and requiring that proxy materials be filed with the SEC.

         LMP is soliciting proxies, in part, to give concrete evidence to management and the Board of Directors of the Issuer that the views the Legacy Reporting Persons hold regarding the Issuer, its management, and its assets are widely held among other outside shareholders of the Issuer. The Reporting Persons will amend this Schedule 13D if LMP receives additional proxies.

         The Legacy Reporting Persons may, independently of the Issuer, approach other parties regarding the possible sale of all or a portion of the assets of the Issuer, or a possible business combination transaction involving the Issuer.

         Should the Issuer enter into an agreement to sell all or part of its business, or to enter into any business combination transaction, the Legacy Reporting Persons intend to closely evaluate the agreement to evaluate its fairness to all shareholders. The Legacy Reporting Persons plan to oppose any such transaction involving the Issuer that would not treat all shareholders of the Issuer equally, or that would favor the interests of management or any particular shareholder group over that of all shareholders. This opposition, if it develops, could take multiple forms, including that of a formal proxy contest in which the Legacy Reporting Persons would solicit votes against the transaction from the Issuer's entire shareholder base.

         The Reporting Persons have not coordinated or communicated with Promethean Asset Management, the firm that led the group of institutional investors that purchased $20 million of the Issuer's Preferred Stock in a private placement in June 2000, and the Reporting Persons do not intend to communicate with Promethean Asset Management, or any of its principals, regarding the Issuer.

         Depending on various factors including, without limitation, the Issuer's financial position and results of operations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

Beneficial Ownership of Common Stock by the Legacy Reporting Persons

         The percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 39,503,122 shares of Common Stock outstanding as of January 25, 2001, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for its fiscal quarter ended December 31, 2000.

         The 2,829,332 LMP Shares constitute approximately 7.2% of the shares of Common Stock outstanding. LMP has the sole power to vote and dispose of the 1,896,145 LMP Shares directly owned by LMP. LMP has the power to vote the remaining 933,187 LMP Shares pursuant to revocable proxies granted by the Proxy Grantors.

         LAM has shared voting power with respect to the 369,810 LAM Shares, and is thus deemed to be the beneficial owner of the LAM Shares. The LAM Shares are directly owned by clients of LAM for whom LAM acts as an investment advisor. LAM shares voting power with respect to the LAM Shares with the respective direct owners of the LAM Shares. The clients of LAM directly owning the LAM Shares have the right to receive, or to direct the receipt of, dividends from, or the proceeds from the sale of, the LAM Shares. As the sole Manager of LMP, LAM may be deemed to be the beneficial owner of the 2,829,332 LMP Shares in addition to the 369,810 LAM Shares, and thus beneficially own an aggregate of 3,199,142 shares of Common Stock, which constitute 8.1% of the shares of Common Stock outstanding.

         LIG, as the sole shareholder of LAM, may be deemed to be the beneficial owner of the LAM shares and the LMP Shares, and thus beneficially own an aggregate of 3,199,142 shares of Common Stock, which constitute approximately 8.1% of the shares of Common Stock outstanding.

         Michael Easterly directly owns 54,500 of the LAM Shares and, as the controlling shareholder of LIG, may be deemed to be the beneficial owner of the remaining LAM shares and the LMP Shares, and thus beneficially own an aggregate of 3,199,142 shares of Common Stock, which constitute approximately 8.1% of the shares of Common Stock outstanding.

Beneficial Ownership of Common Stock by the Proxy Grantors

         John R. Jordan has executed a revocable proxy appointing LMP as proxy and attorney-in-fact to vote the 216,000 shares of Common Stock held by Mr. Jordan and with respect to which Mr. Jordan otherwise has sole voting and investment power.

         W. Charles Warner has executed a revocable proxy appointing LMP as proxy and attorney-in-fact to vote the 329,000 shares of Common Stock held by Mr. Warner. In addition, Mr. Warner may be deemed to beneficially own an additional 42,000 shares of

Common Stock, consisting of 15,000 shares owned jointly with each of his two daughters, 10,000 shares owned jointly with his wife and 2,000 shares held by his wife individually.

         Glenn M. Caudill and Ronda J. Caudill have each executed a revocable proxy appointing LMP as proxy and attorney-in-fact to vote the shares of Common Stock directly owned by him or her. Mr. Caudill directly owns 262,466 shares of Common Stock, and Mrs. Caudill directly owns 125,121 shares of Common Stock.

Beneficial Ownership of Common Stock by the Covered Persons

         Henry L. Brenner, a director of LAM and LIG, may be deemed to beneficially own 2,250 shares of Common Stock held in the IRA account of Mr. Brenner's wife.

         John F. Ray, a director of LAM, beneficially owns 2,700 shares of Common Stock as to which Mr. Ray acts as custodian and has sole voting and dispositive power.

         Mark Frost, a Managing Director of LIG, directly owns 7,500 shares of Common Stock and may be deemed to be the beneficial owner of an additional 1,652 shares of Common Stock directly owned by Mr. Frost's wife. Mr. Frost may thus be deemed to be the beneficial owner of an aggregate of 9,152 shares of Common Stock.

         The shares of Common Stock which are beneficially owned by the Covered Persons constitute, in the aggregate, less than 0.1% of the shares of Common Stock outstanding.

Recent Transactions in Common Stock Effected by Reporting Persons

         The table below provides certain information regarding each of the transactions in the Common Stock since January 20, 2001 by the Reporting Persons. To the knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Common Stock since January 20, 2001.

                                                     NUMBER OF            ACQUIRED (A)           PRICE PER
LEGACY REPORTING PERSON             DATE              SHARES              OR SOLD (S)             SHARE ($)
----------------------------    -------------     ----------------    --------------------    -----------------
LAM                               01/31/01           18,500                    A                   1.7500
LAM                               02/02/01            6,500                    A                   1.6900
LMP                               02/09/01           68,000                    A                   1.4400
LAM                               03/08/01            8,000                    A                   1.7500

                                                     NUMBER OF            ACQUIRED (A)           PRICE PER
PROXY GRANTOR                       DATE              SHARES              OR SOLD (S)             SHARE ($)
----------------------------    -------------     ----------------    --------------------    -----------------
John R. Jordan                    01/24/01            4,000                    A                   1.9688
John R. Jordan                    01/25/01            4,000                    A                   1.9375
W. Charles Warner                 02/28/01            4,500                    A                   1.5000
W. Charles Warner                 03/01/01           16,000                    A                   1.5000
W. Charles Warner                 03/02/01            9,000                    A                   1.5313
W. Charles Warner                 03/07/01            5,000                    A                   1.7500
W. Charles Warner                 03/08/01            5,000                    A                   1.8125
W. Charles Warner                 03/09/01            7,500                    A                   1.9400
W. Charles Warner                 03/15/01            1,000                    S                   1.8125


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Covered Persons, and any other person with respect to any securities of the Issuer. Each of the revocable proxies referred to in Item 4 is filed as an Exhibit to this Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------
   1          Joint Filing Agreement
  *2          Press Release dated January 22, 2001
  *3          Revocable Proxy executed by John R. Jordan
  *4          Revocable Proxy executed by W. Charles Warner
   5          Revocable Proxy executed by Glenn M. Caudill
   6          Revocable Proxy executed by Ronda J. Caudill

*Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 22, 2001              LEGACY MEDIA PARTNERS, LLC

                                  By: Legacy Asset Management, Inc., Manager


                                  By: /s/ John F. Ray
                                      ----------------------------------------
                                        John F. Ray, President

Date: March 22, 2001              LEGACY ASSET MANAGEMENT, INC.

                                  By: /s/ John F. Ray
                                     -----------------------------------------
                                        John F. Ray, President


Date: March 22, 2001              LEGACY INVESTMENT GROUP, INC.

                                  By: /s/ Michael D. Easterly
                                      ----------------------------------------
                                        Michael D. Easterly,
                                        President and Chief Executive Officer

Date: March 22, 2001              /s/ Michael D. Easterly
                                  --------------------------------------------
                                  Michael D. Easterly

Date: March 22, 2001              /s/ W. Charles Warner
                                  --------------------------------------------
                                  W. Charles Warner

Date: March 22, 2001              /s/ John R. Jordan
                                  --------------------------------------------
                                  John R. Jordan

Date: March 22, 2001              /s/ Glenn M. Caudill
                                  --------------------------------------------
                                  Glenn M. Caudill

Date: March 22, 2001              /s/ Ronda J. Caudill
                                  --------------------------------------------
                                  Ronda J. Caudill

                                   SCHEDULE A

         Information Regarding Covered Persons. Set forth below is the business address and present principal occupation or employment of each of the executive officers and directors of each of LAM and LIG, and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Legacy Securities Corp., a subsidiary of LIG and registered broker/dealer, and the business address of each such individual is 3384 Peachtree Road, Suite 300, Atlanta, Georgia 30326.

         Directors and Executive Officers of LAM:

         -   Henry L. Brenner, Director
                    5100 Poplar Avenue, Suite 2518
                    Memphis, Tennessee  38137
         -   Michael D. Easterly, Director
         -   John F. Ray, Director and President
                    principally employed by LAM
         -   Charles A. Goldgeier, Secretary and Treasurer

         Directors and Executive Officers of LIG:

         -   Michael D. Easterly, Director, Chief Executive Officer and
                    President
         -   Mark B. Frost, Managing Director
         -   Christopher F. Battel, Director and Executive Vice President
         -   Henry L. Brenner, Director and Executive Vice President
                    5100 Poplar Avenue, Suite 2518
                    Memphis, Tennessee  38137
         -   Charles A. Goldgeier, Chief Financial Officer, Secretary and
                    Treasurer

         Each of the Covered Persons is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Information Regarding Proxy Grantors. Set forth below is the name, principal occupation and business address of each person who has delivered a proxy to LMP appointing LMP as proxy and attorney-in-fact to vote the shares of Common Stock held by such person at any meeting of the shareholders of the Issuer held during the one-year period following the date such proxy was granted. Each of the Proxy Grantors is a citizen of the United States.

         W. Charles Warner, Financial Advisor
              Morgan Keegan and Co.
              550 Main Avenue, Suite 825
              Knoxville, Tennessee 37902

         John R. Jordan, Retired
              10103 Todd Mill Road
              Huntsville, Alabama 35803

         Glenn M. Caudill, Retired
              976 N. Churchill Drive
              Salt Lake City, Utah 84103

         Ronda J. Caudill, Retired
              976 N. Churchill Drive
              Salt Lake City, Utah 84103

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
   1            Joint Filing Agreement
  *2            Press Release dated January 22, 2001
  *3            Revocable Proxy executed by John R. Jordan
  *4            Revocable Proxy executed by W. Charles Warner
   5            Revocable Proxy executed by Glenn M. Caudill
   6            Revocable Proxy executed by Ronda J. Caudill

*Previously filed.